Mail Stop 4561

October 25, 2006

Michael Moulton
Chief Financial Officer
Epic Bancorp
851 Irwin Street
San Rafael, CA 94901

> **RE: Epic Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 000-50878**

Dear Mr. Moulton,

We have reviewed your letter filed on September 25, 2006 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Balance Sheets, page 56

1.   In your response to comment 1 from our September 14, 2006 letter you state that you do not initially acquire nor hold SBA loans for sale. The statement appears to contradict your disclosure on page 22 that you sell the guaranteed portion of the SBA loans which are approximately 75% to 85% of the originated balance at a premium sale price between 108% and 110% and your disclosure on page 69 that you originate SBA loans for sale to governmental agencies and institutional investors. Please reconcile these statements for us.

2.   Please tell us the effect on your balance sheet, income statement and statement of cash flows for the periods presented if you classified your SBA loans as held for

sale and accounted for them at the lower of cost or fair value in accordance with SOP 01-6. Refer also to paragraph 9 of SFAS 102.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief